SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1.20 each

American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Álvaro Pérez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Joseph B. Frumkin, Sergio J. Galvis, Richard A. Pollack, Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
1 (212) 558-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Endesa on March 7, 2006 and amended from time to time thereafter. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in Schedule 14D-9.

IMPORTANT LEGAL INFORMATION

This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on March 7, 2006 and amended from time to time thereafter, as it contains important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2005.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

Item 9. Exhibits.

Item 9 is hereby amended and supplemented by adding the following:

(a) (2) (xlviii)	Presentation on “Bolonia Real Estate Creation & Objectives” at Mallorca Site Visit: June 8, 2006

BOLONIA REAL ESTATE Constructing value Corporate Services and Technology

From Disposals to Value Management Until 2004 Since 2005 Creation of BOLONIA Real Estate. Sales of (euro)250 million in 2006 Launch of Natural Environments Focus Focus DISPOSALS VALUE MANAGEMENT

Focus BOLONIA FOLLOWS ENDESA'S COMMITMENT TO ITS SUSTAINABILITY POLICY Commitment to Commitment to the development of the Social societies in which dimension we operate Environmental dimension Commitment to the environmental Economic dimension creation of value and protection profitability For you, your environments and your future

Frame IT ACQUISITIONS R+D+i Asset Management Corp Services & Tech. Manso Velasco NEA

Bolonia's Targets Bolonia is created to oversee Endesa's real estate assets 5Assets which do not affect the business Creating value through managing real estate assets which do not affect the business Create value for Endesa's real estate assets which are currently undergoing urban management processes. Potential Value (euro)1 billion Short/Medium Term Long term Accelerate the value capture of assets which offer a longer maturity period and urban development. Assets in the portfolio

A company with an excellent track record in the sustainable management of the environment and land. FOCUS Mission o Creating maximum value for Endesa optimising risk and profitability. o Provide Endesa with resources (land+cash-flow) which strengthen the company's core business. o Design and carry out urban projects strengthening social responsibility strategy. o Preserve and protect environments/land strengthening Endesa's environmental image.

Value Cycle We propose a project to manage the land cycle, creating value and returning it to society Acquire Industrial use 25-40 years Recover the land, Clean up Design the best project possible Return to society Natural Environments Urban Development Protect Ensure appropriate use

Excellent portfolio Land Portfolio with High Potential o Extremely large land reserve: over 40 million m2 in Spain o Estimated potential land which can be built on: 1 million m2 o Ability to generate value in the medium and long term of over 1,000 million euros*. o National dimension: o Current portfolio under management: 22 sites o Present in 6 autonomous communities o Excellent sites: provincial capitals, on the coast, growth areas within cities ... o Different types of sites o Future portfolio: Possibility of extending portfolio with land from downsizing of substations * According to Jones Lang Lasalle valuations and IREA REAL ESTATE ADVISORS estimates.

Excellent portfolio Land Portfolio with High Potential o Excellent diversified product in privileged locations: o Residential (1st & 2nd home): 55% o Tertiary: shops, hotels, tourism:45% o Sea front, cities with high land value , Mountain resorts, business parks Mm2 Land: 145 Spain 62 LATAM 83 Mm2 Land which can be built on: 7 Spain 1 LATAM 6 o Unique opportunity to maximise value creation and strengthen sustainability image: o Regeneration of industrial areas o Conversion of energy installations o Downsizing of substations Real estate projects in line with urban planning in outstanding locations o Balanced time horizon for creating value: short, medium and long term: 2006: Euro 250Mn; Euro 1,000Mn in 5 years

We have the best proven ability in land mangement Proven ability o Civil Engineering o Land moving o Civil works, Large constructions o Conservation; Land recovery o Sale of assets o Urban developments

Portfolio+skills: aimed at getting maximum value 1. Identifying/designing the best final real estate project for each asset. 2. Reducing final wacc/risk of real estate project. 3. Managing landmark sites through reclassification and urbanisation = Obtain maximum: o land to be built on o optimise Mix o Price m2 4. Generating attraction and organising competitive tenders/auctions. 11One of Spain's leading real estate companies in terms of size and potential value we design the best project (euro)/mn 2 Two drivers to maximise value We manage urban landmarks and reduce risk Book value Land value Managing Land value Construction Promoting final Initial Status Quo Land Final Status Quo value 12

We manage urban landmarks to reduce the investment risk for the developer Reducing WACCcc We design the best project to optimise the value of the land based on: area to be built on, usage mix, sales price WACC of developer Land value 9-junio-2006 12

Bolonia

Significant progress in projected real estate asset sales

1Q 2006 Developments

- Bolonia Real Estate consolidated organisation
- Extension of divestment target for real estate assets to €1bn in 2006-2010
- Estimated divestment of €250M in 2006 with sale of assets in Palma de Mallorca and Malaga (gross capital gain of approx. 90%)and segments B and C
- Carried out Euro 15 and 60 million of disposals in Segments B and C in shops
- Began sales process in Palma de Mallorca and confirming project with Malaga Town Council

Planned divestment of real estate assets



€Mn
250
750
1,000
2006
2007-2010
Total

14

Palma Project The most important urban project in Palma de Mallorca We are managing >55% of the Plan

Bolonia

Palma de Mallorca Project (Levante seafront) Process and Calendar

1.- Invitation letters sent: 17 Feb 06
- Fact Sheet
- Confidentiality Agreements
- InfoMemo

2.- Indicative Offers (non-binding):
- Offers received: 4 Apr 06
- Selection and notification: 19 Apr 06

3.- Phase II in progress:
- Data Room
- Site visits
- Q&A
- Contractual agreements drawn up

4.- Binding Offers: received 26 May 06

5.- Negotiation and deal closed: before the summer

- More than 35 bids received:
  - 100% of assets
  - company stake
  - certain Execution Units
- High interest (competition) and very attractive offers
- Endesa/Bolonia seen as Project partner


Memorando Informativo
Venta de Activos Inmobiliarios en Palma de Mallorca
Oportunidad de Inversión Inmobiliaria
Bolonia
BBVA

16

Malaga Project (Old Fossil Fuel Plant) o 153,000M2 of land on the seafront o Original 800MW CCGT project moved 6Kms inland o Current plan includes 63,000m2 for Endesa to be able to build on o High level project according to study carried out by Estudio Arquitectura CHP which will change the skyline and strenghten Malaga's seafront o 150,000m2 for residential complex, leisure and tertiary 100,000m2 for Endesa. o Keen investor interest

An unique initiative aimed at giving Real Value: ENDESA's natural spaces. ENDESA's excellent conservationist track record. Endesa has a unique and unrivalled portfolio of natural surroundings/spaces. Ways of creating value: Protection aimed at partial and sustainable real estate development Reforestation and forest development Coal drains Unique sites for renewables (solar /wind) Rental/loan to investigation foundations Entornos Naturales 18

Excellent Excellent management management abilities abilities + Unique Unique asset asset Portfolio Portfolio Bolonia Constructing value Per m2 land and per asset One of Spain's leading real estate companies

40 M m2 of Diversified Assets which allow Sustainable Development and Value Creation LAND FOR BUILDING NATURAL ENVIRONMENTS Altafulla Sevilla Empalme Malaga Fossil Fuel Plant Malaga San Rafael Son Molinas Central III San Juan de Dios Sant Adria San Roque Sant Just Enea Tapihue MIXED Bolonia Guejar Sierra As Pontes Mine Dilar Durcal Gavet PuertoLlano Land Espot Huinay

Altafulla (Tarragona) ALTAFULLA Size (Sqm) Land to be built on (Sqm) 227,452 90,000

Bolonia (Cadiz) BAHIA DE BOLONIA Size (Sqm) Land to be built on (Sqm) 1,920,835 104,018

Seville SEVILLA EMPALME Size (Sqm) Land to be built on (Sqm) 57,466 60,706

Sant Adria (Barcelona) SANT ADRIA Size (Sqm) Land to be built on (Sqm) 40,000 36,000

Sant Just Desvern (Barcelona) SANT JUST DESVERN Size (Sqm) Land to be built on (Sqm) 49,614 80,871

Guejar Sierra (Granada)

70mn m2 of Assets in LATAM ENEA Project: 1,031ha next to Santiago airport: 14.4% of project sold.

Fundo Tapihue Tapihue Project: 7,302ha in the town of Til Til at least 50km from Santiago (900ha buildable).

Disclaimer o This presentation contains certain "forward-looking statements" regarding anticipated financial and operating results and statistics and other future events. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa's control or may be difficult to predict. o The principal assumptions underlying these forecasts and targets relate to economic, market and regulatory environment. In addition to other factors described under "Risk Factors" in our annual report on Form 20-F for the most recent fiscal year and in the Documento Registro de Acciones presently in force registered with the Comision Nacional de Valores, the following important factors could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements: o Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; the impact of more stringent regulations and the inherent environmental risks relating to our business operations; any delays in or failure to obtain necessary regulatory, antitrust and other approvals, or any conditions imposed in connection with such approvals; opposition or actions of partners, competitors and political or ethnic groups; adverse changes in the political and regulatory environment; adverse weather conditions; natural disasters, accidents or other unforeseen eventsNo assurance can be given that the forward-looking statements in this document will be realized. o Except as may be required by applicable law, neither Endesa nor any of its affiliates intends to update these forward-looking statements. o For all of these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

BOLONIA REAL ESTATE Constructing value Corporate Services and Technology

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Date: June 8, 2006	By:	/s/ Álvaro Pérez de Lema

Title: Manager of North America Investor Relations